UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

This Report on Form 6-K shall be deemed to be incorporated by reference into Harmony’s Registration Statement on Form F-4 (Registration No. 333-120975), as declared effective on February 28, 2005 by the U.S. Securities and Exchange Commission, and the related prospectus, dated February 25, 2005, filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

Harmony appoints new non-executive director to its board

Johannesburg, 21 April 2005-Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) today announced the appointment of former Mozambican President Joachim Alberto Chissano to its board of directors, with effect from 22 April 2005.

CE Bernard Swanepoel said: “We are extremely pleased former President Chissano has agreed to become a non-executive director of Harmony. His long track record of commitment to and involvement in the shaping of African politics and economics will ensure our business remains relevant and effective.”

Chissano has played a pivotal role on the African continent for decades, helping to broker peace and self-governance for his country; leading the transitional government of independence; championing the development of a constitution and multi-party elections and ushering in an era of commercial and economic growth.

Swanepoel pointed to the advent of Nepad, the African Union and the on-going presence the Commonwealth and other multi-lateral cooperative bodies have in Africa. “The singular and invaluable experiences President Chissano has had will be of great value for Harmony as we navigate a new cooperative period in Africa’s history.”

Chissano said when the African Union was established: “We must be able to discover opportunities where yesterday we saw nothing but threats and risks. We should be ready to discover partners where yesterday we saw enemies. To do this, we have to redesign the whole conceptual architecture so that we can see further ahead – and in a different way. We must create a new vision and we must have the necessary courage to turn that vision into reality.”

He said he was very glad to join the Harmony Board, saying, “Harmony is a progressive company with strong links to Mozambique through its workforce. We share a vision for the African continent. I am looking forward to participating at Board level in a committed Southern African company with an international outlook.”

Issued by Harmony Gold Mining Company Limited

For release on Thursday

21 April 2005

For more details contact:

Bernard Swanepoel

Chief Executive

on +27(0)83 303 9922

or

Ferdi Dippenaar

Marketing Director

on +27(0)82 807 3684

or

Brenton Saunders

Executive, Investor Relations

on +27 (0)83 607 4060

Vusi Magadana

Investor Relations Officer

Office: +27 11 684 0149

Mobile: +27(0)72 157 5986

Vusi.Magadana@harmony.co.za

For the comprehensive set of results please visit www.harmony.co.za

ENDS	JSE: NYSE: ISIN No.:	HAR HMY ZAE000015228

Corporate Office: Suite No. 1 Private Bag IX Melrose Arch Johannesburg South Africa 2076 T +25 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za                        NYSE: HMY        JSE: HAR

Disclosure:

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 22, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer